Exhibit 4.4

AMENDMENT #1 TO THE SERVICE CONTRACT FOR MANAGING DIRECTOR ENTERED INTO ON

SEPTEMBER 1ST, 2008

BETWEEN:	ÆTERNA ZENTARIS GmbH, Weismüllerstraße 50, 60314 Frankfurt am Main

(hereinafter referred to as the “Company”)

AND:	PROF. JUERGEN ENGEL, domiciled [civic address redacted for privacy reasons], Alzenau

(hereinafter referred to as the “Managing Director”)

WHEREAS the Company and the Managing Director entered into a Service Contract for Managing Director (“Service Contract”) on December 5, 2007;

WHEREAS the Managing Director has since been appointed President and Chief Executive Officer of the Company’s parent Company;

AND WHEREAS it has become appropriate to amend some provisions of the original Service Contract in order to take into account the above-mentioned appointment.

THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the parties agree as follows:

1.             Article 2 of the Service Contract shall now read as follows:

The Managing Director shall devote his full working time and ability to the Company’s business and also to that of the Company’s parent company, Æterna Zentaris Inc. Any other activity for remuneration and any activity which normally entitles to remuneration, including any part time work, is subject to the explicit prior written consent of the Company. The Company may refuse to grant such consent without giving reasons therefore. The Company hereby already consents to the Managing Director’s employment agreement with Æterna Zentaris Inc. as its President and Chief Executive Officer and also to his secondary consulting activities for Degussa AG (now Evonik Degussa), Neryx Biopharmaceuticals and as a member of the scientific advisory board of GIG, as long as it is non-competitive with the Company´s business.

2.             Article 5 of the Service Contract shall now read as follows:

5.1           The Managing Director shall be entitled to a gross annual salary in the amount of € 312,000 as of September 1st, 2008 to be paid according to the Company’s standard payroll practice. The annual salary will be revised yearly to be effective on January 1st of each calendar year.

5.2           The Managing Director shall be entitled to an annual target bonus, in respect of each full or partial fiscal year of the Company, which is from January 1 to December 31. The annual bonus for the 2008 fiscal year, which shall not be prorated, shall be € 91,000 for the first 8 months on an annual basis and € 156,000 for the last 4 months on an annual basis. In all cases, the Executive’s eligibility to such annual bonus is conditional upon the attainment of annual targets that shall be agreed upon between the Board of the parent Company and the Executive. Actual bonus payments, if any, may be less than equal to or equal to the target.

5.3           By payment of the above mentioned remuneration, all activities, which the Managing Director has to perform under this Service Contract, shall be compensated. In particular, the Managing Director shall not be entitled to any additional compensation of overtime work nor shall he be entitled to any other salary or bonus from the parent Company.

3.             All other provisions of the Service Contract remain unchanged and in full force.

IN WITNESS WHEREOF the parties hereto have caused this amendment to be executed on September 1st, 2008.

ÆTERNA ZENTARIS GmbH

Prof. Juergen Engel